UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2020

Commission File Number 001-16139

Wipro Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Karnataka, India

(Jurisdiction of incorporation or organization)

Doddakannelli

Sarjapur Road

Bangalore, Karnataka 560035, India +91-80-2844-0011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:    Form 20-F  ☑ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☑

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes  ☐    No  ☑

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

RESULTS OF POSTAL BALLOT AND ANNOUNCEMENT OF RECORD DATE

Wipro Limited, a company organized under the laws of the Republic of India (the “Company”) hereby furnishes the Commission with copies of the following information concerning the matters voted by the shareholders through postal ballot by remote electronic voting (“e-voting”) and the record date for the proposed buyback of shares of the Company. The following information shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

On November 17, 2020, the Company informed the securities exchanges in India on which its securities are listed and the New York Stock Exchange of the results of the postal ballot through e-voting. A copy of such letter to the stock exchanges is attached to this Form 6-K as Item 99.1. The resolution was approved by the requisite majority of the shareholders and the votes cast for and against are described in the attached letter.

The following is a brief description of the matter voted upon by the members of the Company through postal ballot by e-voting:

•

Approval of the buyback of up to 23,75,00,000 (Twenty Three Crores Seventy Five Lakhs only) fully paid-up equity shares of the Company at a price of Rs. 400/- per equity share payable in cash for an aggregate amount of up to Rs. 95,00,00,00,000/- (Rupees Nine Thousand Five Hundred Crores only), which constitutes 20.95% and 18.04% of the fully paid-up equity share capital and free reserves as per the last audited standalone and consolidated balance sheet, respectively, of the Company as at September 30, 2020.

As per the Indian Companies Act, 2013, read with General Circular No. 14/2020 dated April 8, 2020, General Circular No. 17/2020 dated April 13, 2020, General Circular No. 22/2020 dated June 15, 2020 and General Circular No. 33/2020 dated September 28, 2020 issued by the Ministry of Corporate Affairs, the Company provided its shareholders the ability to cast their votes by e-voting for the resolution. The e-voting period commenced on October 18, 2020 and ended on November 16, 2020.

On November 18, 2020, the Company informed the securities exchanges in India on which its securities are listed and the New York Stock Exchange that the Company has fixed Friday, December 11, 2020 as the record date for the purpose of determining the entitlement and the names of the equity shareholders who are eligible to participate in the buyback of shares of the Company. A copy of such letter to the stock exchanges is attached to this Form 6-K as Item 99.2.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

WIPRO LIMITED

/s/ Jatin Pravinchandra Dalal
Jatin Pravinchandra Dalal
Chief Financial Officer

Dated:    November 19, 2020

INDEX TO EXHIBITS

Item

99.1	Letter to the Stock Exchanges dated November 17, 2020.

99.2	Letter to the Stock Exchanges dated November 18, 2020.